Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS	MEDIA RELATIONS
	SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-4900 2135)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40-4900 2121)

Dr. Reddy’s Q4 and FY17 Financial Results

Q4 Revenues at Rs.35.5 Bn [QoQ decline: 4%] Q4 EBITDA at Rs.6.3 Bn [17.7% of Revenues]	FY 17 Revenues at Rs.140.8 Bn [YoY decline: 9%] FY 17 EBITDA at Rs.25.5 Bn [18.1% of Revenues]

Hyderabad, India, May 12, 2017: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2017 under International Financial Reporting Standards (IFRS).

FY17: Key Highlights

•	Revenues at Rs.140.8 billion: YoY decline: 9%

•	Gross Profit Margin at 55.6%

•	Research & Development (R&D) spend at Rs.19.6 billion [13.9% of Revenues]

•	Selling, general & administrative (SG&A) expenses at Rs.46.4 billion [YoY increase: 1%]

•	EBITDA at Rs.25.5 billion [18.1% of Revenues]

•	Profit after tax at Rs.12.0 billion [8.5% of Revenues]

Q4 FY17: Key Highlights

•	Revenues at Rs.35.5 billion: QoQ decline: 4%; YoY decline: 5%

•	Gross Profit Margin at 51.2%

•	R&D spend at Rs.4.6 billion [12.9% of Revenues]

•	SG&A expenses at Rs.11.0 billion [YoY decline: 6%]

•	EBITDA at Rs.6.3 billion [17.7% of Revenues]

•	Profit after tax at Rs.3.1 billion [8.8% of Revenues]

Commenting on the results, Co-chairman and CEO, G V Prasad said “FY17 has been a challenging year due to lack of new product approvals for the US market However, our other geographies delivered good performances, with several new product launches. We are also seeing expanded global access to our Biosimilars, as a result of successful registrations in Emerging Markets. We will continue our focus on rationalisation of cost structures and building a sustainable quality culture across the organisation”.

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 64.85

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement for Q4 FY 17

	Q4 FY17			Q4 FY16
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenues	548	35,542	100.0	579	37,562	100.0	(5)
Cost of revenues	268	17,360	48.8	251	16,286	43.4	7

Gross profit	280	18,182	51.2	328	21,276	56.6	(15)

Operating Expenses
Selling, general & administrative expenses	169	10,973	30.9	179	11,632	31.0	(6)
Research and development expenses	71	4,579	12.9	75	4,879	13.0	(6)
Other operating (income) / expense	(8)	(505)	(1.4)	(5)	(307)	(0.8)	64

Results from operating activities	48	3,135	8.8	78	5,072	13.5	(38)

Net finance expense	1	48	0.1	41	2,646	7.0	(98)
Share of (profit) / loss of equity accounted investees	(2)	(102)	(0.3)	(1)	(59)	(0.2)	72

Profit before income tax	49	3,189	9.0	38	2,485	6.6	28

Income tax expense	1	64	0.2	27	1,739	4.6	(96)

Profit for the period	48	3,125	8.8	11	746	2.0	319

Diluted EPS	0.29	18.83		0.07	4.36		332

EBITDA Computation

Particulars	Q4 FY 17		Q4 FY 16
	$	Rs.	$	Rs.
Profit before income tax	49	3,189	38	2,485
Interest income, net*	(1)	(90)	(11)	(713)
Depreciation#	36	2,338	32	2,062
Amortization	13	866	15	970

EBITDA	97	6,303	74	4,804

EBITDA% to Revenues		17.7%		12.8%

*	Includes income from Investments; # Includes Impairment charge

Key Balance Sheet Items

Particulars	As on 31st Mar 17		As on 31st Dec 16
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other current Investments	280	18,136	311	20,145
Trade Receivables	587	38,065	634	41,119
Inventories	440	28,529	463	30,052
Property, plant and equipment	881	57,160	882	57,209
Goodwill and Other Intangible assets	751	48,677	771	49,977
Loans and borrowings (current & non-current)	758	49,185	894	57,999
Trade & other payables	207	13,417	205	13,308
Equity	1,913	1,24,044	1,866	121,040

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 64.85

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement for FY 17

	FY17			FY16
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenues	2,171	1,40,809	100.0	2,386	1,54,708	100.0	(9)
Cost of revenues	963	62,453	44.4	963	62,427	40.4	0

Gross profit	1,208	78,356	55.6	1,423	92,281	59.6	(15)

Operating Expenses
Selling, general & administrative expenses	715	46,372	32.9	705	45,702	29.5	1
Research and development expenses	301	19,551	13.9	275	17,834	11.5	10
Other operating (income) / expense	(16)	(1,065)	(0.8)	(13)	(874)	(0.6)	22

Results from operating activities	208	13,498	9.6	457	29,619	19.1	(54)

Net finance (income) / expense	(12)	(806)	(0.6)	42	2,708	1.8	(130)
Share of (profit) / loss of equity accounted investees	(5)	(349)	(0.2)	(4)	(229)	(0.1)	52

Profit / (loss) before income tax	226	14,653	10.4	418	27,140	17.5	(46)

Income tax (benefit) / expense	40	2,614	1.9	110	7,127	4.6	(63)

Profit / (loss) for the period	186	12,039	8.5	309	20,013	12.9	(40)

Diluted EPS	1.11	72.09		1.80	116.98		(38)

EBITDA Computation

Particulars	FY 17		FY 16
	$	Rs.	$	Rs.
Profit before income tax	226	14,653	418	27,140
Interest income, net*	(14)	(880)	(22)	(1,425)
Depreciation#	122	7,931	106	6,874
Amortization#	59	3,791	56	3,663

EBITDA	393	25,495	559	36,252

EBITDA% to Revenues		18.1%		23.4%

*	Includes income from Investments; # Includes Impairment charge

Key Balance Sheet Items

Particulars	As on 31st Mar 17		As on 31st Mar 16
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other current Investments	280	18,136	616	39,955
Trade Receivables	587	38,065	637	41,306
Inventories	440	28,529	394	25,578
Property, plant and equipment	881	57,160	832	53,961
Goodwill and Other Intangible assets	751	48,677	380	24,644
Loans and borrowings (current & non-current)	758	49,185	517	33,513
Trade & other payables	207	13,417	190	12,300
Equity	1,913	1,24,044	1,979	1,28,336

All amounts in millions	All US dollar amounts based on convenience translation rate of I USD = Rs. 64.85

Revenue Mix by Segment [FY 17 vs FY 16]

Particulars	FY 17			FY 16			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	1,780	1,15,409	82	1,975	1,28,062	83	(10)
North America		63,601			75,445		(16)
Europe*		7,606			7,732		(2)
India		23,131			21,293		9
Emerging Markets#		21,071			23,592		(11)
PSAI	328	21,277	15	345	22,379	14	(5)
North America		3,569			3,052		17
Europe		8,410			9,313		(10)
India		1,750			2,618		(33)
Rest of World		7,548			7,396		2
Proprietary Products & Others	64	4,123	3	66	4,267	3	(3)

Total	2,171	1,40,809	100	2,386	1,54,708	100	(9)

*	Europe primarily includes Germany, UK and out licensing sales business
#	Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela

All amounts in millions	All US dollar amounts based on convenience translation rate of I USD = Rs. 64.85

Revenue Mix by Segment [Q4 FY 17 vs Q3 FY 17]

Particulars	Q4 FY 17			Q3 FY 17			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	449	29,138	82	472	30,638	83	(5)
North America		15,349			16,595		(8)
Europe*		2,066			2,148		(4)
India		5,711			5,947		(4)
Emerging Markets#		6,012			5,948		1
PSAI	83	5,401	15	83	5,400	14	—
North America		532			1,259		(58)
Europe		2,539			1,828		39
India		395			409		(3)
Rest of World		1,935			1,904		2
Proprietary Products & Others	15	1,003	3	16	1,027	3	(2)

Total	548	35,542	100	572	37,065	100	(4)

Revenue Mix by Segment [Q4 FY 17 vs Q4 FY 16]

Particulars	Q4 FY17			Q4 FY16			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	449	29,138	82	475	30,774	82	(5)
North America		15,349			18,950		(19)
Europe*		2,066			1,759		17
India		5,711			5,267		8
Emerging Markets#		6,012			4,798		25
PSAI	83	5,401	15	89	5,766	15	(6)
North America		532			742		(28)
Europe		2,539			2,586		(2)
India		395			603		(35)
Rest of World		1,935			1,835		5
Proprietary Products & Others	15	1,003	3	16	1,022	3	(2)

Total	548	35,542	100	579	37,562	100	(5)

*	Europe primarily includes Germany, UK and out licensing sales business
#	Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela

Segmental Analysis

Global Generics (GG)

Revenues from GG segment for FY 17 at Rs.115.4 billion, year-on-year decline of 10%; primarily on account of lower contribution from North America and Emerging Markets. Revenues for fourth quarter declined by 5% on a year-on-year basis.

•

Revenues from North America for FY 17 at Rs.63.6 billion, year-on-year decline of 16%. This is primarily on account of increased competition in our key products namely valganciclovir, decitabine, azacitidine etc. coupled with discontinuation of the McNeil business. Revenues for fourth quarter at Rs.15.3 billion.

During the year, we filed 26 ANDAs with USFDA. Of these 13 ANDAs filed in the fourth quarter.

As of 31st March, 2017, cumulatively 101 generic filings are pending for approval with the USFDA (99 ANDAs and 2 NDAs under 505(b)(2) route). Of these 99 ANDAs, 62 are Para IVs out of which we believe 21 have ‘First to File’ status.

•

Revenues from Emerging Markets for FY 17 at Rs.21.1 billion, year-on-year decline of 11%, primarily on account of constrained operations in Venezuela. Revenues for fourth quarter at Rs.6 billion. Gradual sequential improvement through the year is backed by improving macro economic environment across geographies coupled with focused foray into the institutional business in some countries.

•

Revenues from Russia for FY 17 at Rs.11.5 billion, year-on-year growth of 9%. In constant currency it has grown by 8%. Revenues the fourth quarter at Rs.3.4 billion and grew 26% year-on-year in constant currency.

•	Revenues from other CIS countries and Romania for FY 17 at Rs.3.7 billion, year-on-year growth of 4%.

•	Revenues from Rest of World (RoW) territories for FY 17 at Rs.5.8 billion, year-on-year decline of 38%. This is primarily on account of constrained operations in Venezuela.

•	Revenues from India at Rs.23.1 billion, year-on-year growth of 9%. Revenues for fourth quarter at Rs.5.7 billion and grew 8% year-on-year.

•	Revenues from Europe at Rs.7.6 billion, year-on-year decline of 2%, impacted due to weak GBP.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs.21.3 billion, year-on-year decline of 5%. Revenues for fourth quarter at Rs.5.4 billion declined by 6%.
•	During the year, 82 DMFs were filed globally of which 9 were in the US. Cumulative number of DMF filings as of 31st March, 2017 was 754.

Proprietary Products (PP)

Zembrace™Sym Touch ™(Suma 3 mg) injection and Sernivo™ (betamethasone dipropionate) Spray, 0.05% are gradually gaining traction, with an improvement in the sales volumes.

Income Statement Highlights:

•

Gross profit margin for FY 17 is at 55.6% and declined ~400 bps over that of previous year. This decline is primarily on account of high price erosion in our North America Generics Business, impairment charge taken at our Bristol plant, provision towards new product inventory and higher manufacturing overheads. Gross profit margin for GG and PSAI business segments are at 61.6% and 21.0% respectively. Gross profit margin for the fourth quarter at 51.2%.

•	SG&A expenses for FY 17 at Rs.46.4 billion. Marginal increase of 1%. SG&A expenses for fourth quarter at Rs.11 billion.

•

R&D expenses for FY 17 at Rs.19.6 billion, 13.9% of Revenues, against 11.5% in FY 16. R&D expense for the fourth quarter at Rs.4.6 billion, 12.9% of Revenues. Focus continues to build a sustainable revenue stream through a mix of simple and complex generics, biosimilars and differentiated products pipeline.

•	Net finance income for FY 17 is Rs.806 million compared to net finance expense of Rs.2,708 million in FY 16. This is on account of:

•	Net foreign exchange loss of Rs.74 million in the current year vs net foreign exchange loss of Rs.4,133 million in the previous year primarily related to the Venezuela adjustment.

•	Increase in profit on sales of investments by Rs.105 million; offset by

•	Net decrease in interest income of Rs.650 million.

•	Profit after Tax for FY 17 at Rs.12.0 billion. PAT for fourth quarter at Rs.3.1 billion.

•	Diluted earnings per share for FY 17 is at Rs.72.1 and Rs.18.8 for fourth quarter.

•	Capital expenditure for FY 17 is at Rs.11.7 billion and Rs.2.4 billion for fourth quarter.

The Board has recommended payment of a dividend of Rs.20 per equity share of face value Rs.5/- each (400% of face value) for the year ended March 31, 2017 subject to approval of members

Earnings Call Details (06:00 pm IST, 08:30 am EDT, May 12, 2017)

The Company will host an earnings call to discuss the performance and answer any questions from participants. This call will be accessible through an audio dial-in and a web-cast.

Audio conference Participants can dial-in on the numbers below

Primary number:		91 22 3960 0616
International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 3065 2322, 91 22 6181 3322
Conference ID:	375#
Web-cast	More details will be provided through our website,
www.drreddys.com

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia and other CIS countries. For more information, log on to:

www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.